FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 7TH of May 2015

1.            DATE, TIME AND PLACE: On the 7th of Mayl 2015, at 9:30 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Arnaud Strasser; Secretary: Ana Paula Tarossi.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs 1º and 2º of article 15 of the Company’s Charter and articles 8 and 9 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri (p.p. Arnaud Strasser), Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago and Mrs. Maria Helena dos Santos Fernandes Santana were present. Present, as guests, Mr. Christophe Hidalgo, Mr. Ronaldo Jabrudi, Mr. Caio Machado Filho and simultaneous translators. Also, present during part of the meeting, Mr. Peter Esterman and the Coordinator of the Audit Committee, Mr. Nelson Carvalho.

4.            AGENDA: (i) Analysis and deliberation of the quarterly information related to the period ended at March 31st, 2015; (ii) Analysis and deliberation of the proposal of distribution of dividends related to the period of March 31st, 2015; and (iii) Analysis and deliberation of the proposal of issuance of shares related to the Company’ stock option plan and the respective share capital increase.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and approved the following resolution:

5.1.         In accordance with the recommendation of the Audit Committee, the members of the Board of Directors decided to approve, unanimously and without reservations, the quarterly information regarding the period ended at March 31st, 2015.

5.2.         In accordance with the recommendation of the Audit Committee, the members of the Board of Directors unanimously decided to approve the payment of interim dividends for the 1st Quarter of 2015, according to the Company's Dividend Policy, in the amount of R$38,455,302.08 (thirty-eight million, four hundred fifty-five thousand, three hundred and two Reais and eight cents), of which R$ 0.15 per preferred share and R$ 0.136365 per common share. The payment of dividends will be held on May 28, 2015. All outstanding shares on May 18, 2015 shall be entitled to receive the dividends. Starting on May 19, 2015, the shares will be traded ex-dividend.

5.3.         The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meetings held on December 20th, 2006 and May 09th, 2014 (“Plans”), and unanimously decided the following:

5.3.1.     In view of the exercise of A5 Silver and Gold, A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plans, approved by unanimous vote, observing the limit of the authorized capital of the Company, as set forth in Section 6 of the By-Laws, the capital increase of the Company in the amount of R$11,678,381.08 (eleven million, six hundred seventy-eight thousand, three hundred and eighty-one Reais and eight cents), through the issuance of 347.065 (three hundred forty-seven thousand, sixty-five) preferred shares, being:

(i) 2,563 (two thousand five hundred and sixty-three)preferred shares, at the issuance price of R$54.69 (fifty-four Reais and sixty-nine cents) per share, determined in accordance with the Plans, in the total amount of R$140,170.47 (one hundred forty thousand, one hundred seventy Reais and forty-seven cents), in connection with the exercise of A5 Silver Series;

(ii) 2,562 (two thousand five hundred and sixty-two) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$ 25.62 (twenty-five Reais and sixty-two cents) in connection with the exercise of A5 Gold Series;

(iii) 149,512 (one hundred forty-nine thousand, five hundred and twelve) preferred shares, at the issuance price of R$64.13 (sixty-four Reais and thirteen cents) per share, determined in accordance with the Plans, in the total amount of R$9,588,204.56 (nine million, five hundred eighty-eight thousand, two hundred and four Reais, fifty-six cents), in connection with the exercise of A6 Silver Series;

(iv) 151,760 (one hundred fifty-one thousand, seven hundred and sixty) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$1,571.60 (one thousand five hundred and seventy-one Reais and sixty cents), in connection with the exercise of A6 Gold Series;

(v) 17,248 (seventeen thousand, two hundred forty-eight) preferred shares, at the issuance price of R$80.00 (eighty Reais) per share, determined in accordance with the Plans, in the total amount of R$1,379,840.00 (one million, three hundred seventy-nine thousand, eight hundred and forty Reais), in connection with the exercise of A7 Silver Series;

(vi) 17,236 (seventeen thousand, two hundred thirty-six) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$172.36 (one hundred seventy-two Reais and thirty-six cents), in connection with the exercise of A7 Gold Series;

(vii) 1,255 (one thousand, two hundred and fifty five) preferred shares at the issuance price of R$ 97.90 (ninety-seven Reais and ninety cents) per share, determined in accordance with the Plans, in the total amount of R$ 122,864.50 (one hundred twenty-two thousand, eight hundred sixty-four Reais and fifty cents), in connection with the exercise of Series B1;

(viii) 116 (one hundred and sixteen) preferred shares at the issuance price of R$89.50 (eighty-nine Reais and fifty cents) per share, determined in accordance with the Plans, in the total amount of R$10,382.00 (ten thousand three hundred and eighty-two Reais), in connection with the exercise of Series B1;

(ix) 1,326 (one thousand, three hundred and twenty six) preferred shares at the issuance price of R$98.90 (ninety-eight Reais and ninety cents) per share, determined in accordance with the Plans, in the total amount of R$131,141.40 (one hundred thirty-one thousand, one hundred forty-one Reais and forty cents), in connection with the exercise of Series B1;

(x) 211 (two hundred and eleven) preferred shares at the issuance price of R$101.20 (one hundred and one Reais and twenty cents) per share, determined in accordance with the Plans, in the total amount of R$21,353.20 (twenty and one thousand, three hundred fifty-three Reais and twenty cents), in connection with the exercise of Series B1;

(xi) 469 (four hundred sixty-nine) preferred shares at the issuance price of R$99.76 (ninety-nine Reais and seventy six cents) per share, determined in accordance with the Plans, in the total amount of R$46,787.44 (forty-six thousand seven hundred eighty-seven Reais and forty-four cents), in connection with the exercise of Series B1;

(xii) 173 (one hundred seventy-three) preferred shares at the issuance price of R$96.65 (ninety-six Reais and sixty-five cents) per share, determined in accordance with the Plans, in the total amount of R$16,720.45 (sixteen thousand seven hundred and twenty Reais and forty-five cents), in connection with the exercise of Series B1; and

(xiii) 2,634 (two thousand, six hundred and thirty four) preferred shares at the issuance price of R$83.22 (eighty-three Reais and twenty two cents) per share, determined in accordance with the Plans, in the total amount of R$219,201.48 (two hundred nineteen thousand two hundred and one Reais and forty-eight cents), in connection with the exercise of Series C1.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, according to the Company’s By-Laws, including full right to participate in the distribution of interim dividends regarding the 1st Quarter of 2015.

5.3.2.     Consequently, the Company’s share capital shall pass from R$6,793,317,674.12 (six billion, seven hundred ninety-three million, three hundred and seventeen thousand, six hundred and seventy-four Reais and twelve cents) to R$6,804,996,055.20 (six billion, eight hundred and four million, nine hundred ninety-six thousand, fifty-five Reais and twenty cents) divided into 265,662,165 (two hundred sixty-five million, six hundred sixty-two thousand, one hundred and sixty-five) shares with no par value, 99,679,851 (ninety-nine million six hundred seventy nine thousand, eight hundred fifty-one) of which are common shares and 165,982,314 (one hundred sixty-five million, nine hundred and eighty two thousand three hundred and fourteen) of which are preferred shares.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 7th of May, 2015. Signatures: Chairman – Arnaud Strasser; Secretary – Ana Paula Tarossi. Jean-Charles Naouri (p.p. Arnaud Strasser), Arnaud Strasser, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Antoine Marie Lazare Giscard d’Estaing, Yves Desjacques, Luiz Aranha Corrêa do Lago e Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 8, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.